Mail Stop 6010
Via Facsimile and U.S. Mail

July 24, 2008

Mr. Michael D. Fraizer
Chairman, President and Chief Executive Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

> **Re: Genworth Financial, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **File No. 1-32195**

Dear Mr. Fraizer:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting estimates

Valuation of investment securities, page 90

1.   You disclosed that fair values for $45.1 billion of your fixed maturity securities are provided by independent pricing services. You also disclose that "un-priced

securities are submitted to brokers for valuations" and "for securities that are not priced by the independent pricing services or brokers, our third-party asset managers estimate values..." This disclosure appears to indicate that third-parties determine fair value rather than management. If this is not the case, please revise your disclosure to clarify. In either case, please describe the techniques and disclose the assumptions used to determine fair value. Further, while you are not required to indicate or infer that third-parties determine fair value, when you do so, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

Results of Operations and Selected Financial and Operating Performance Measures by Segment, page 103

2.   An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. Your international and US mortgage insurance segments produced approximately 55%, 55% and 50% of your net operating income in 2007, 2006 and 2005, respectively. However, your discussion of risk factors affecting these businesses, particularly the economic slowdown, defaults and the significant and rapid declines in home prices, appears to indicate a reasonably likely decline in their future earnings levels that may be material. Also, you state that for your international and U.S. mortgage insurance businesses approximately 61% and 70%, respectively, of the risk in force has not reached the highest claim frequency years. Given these factors, please revise your disclosure to discuss and quantify known trends and uncertainties that you expect will materially affect the level of your net operating income for these two segments. This disclosure should address the expected impact on financial position and operating results of a reasonably likely divergence between expected future defaults on your risk in force and the corresponding assumptions reflected in your mortgage insurance premium rates. Refer to our Interpretative Guidance in Financial Reporting Release No. 72.

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Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant